UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): May 14, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**100 Colonial Bank Blvd.
Montgomery, Alabama 36117**
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's taped presentation related to a private issuance REIT preferred stock offering on May 14, 2007.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ T. Brent Hicks

T. Brent Hicks
Chief Accounting Officer

Date: May 14, 2007

Exhibit 99.1

CELEBRATING 25 YEARS

You'll like it here.

COLONIAL BANCGROUP

REIT Preferred Stock Offering

Investor Presentation
May 2007

Forward Looking Statements

The following should be read in conjunction with the financial statements, notes and other information contained in Colonial's 2006 Annual Report on Form 10-K, 1st Quarter 2007 Report on Form 10-Q, Current Reports on Form 8-K and the Offering Circular. All 2007 interim amounts have not been audited, and the results of operations for the interim period herein are not necessarily indicative of the results of operations to be expected for the full year.

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Colonial BancGroup

Information on this page is intentionally removed.

Structure of Security

Information on this page is intentionally removed.

Investment Highlights

Colonial BancGroup

- Long history of superior asset quality across portfolios and credit cycles
- No subprime residential mortgage products
- Attractive banking franchise in high-growth markets
- Stable, experienced management team
- Consistent core profitability
- Strong and growing retail banking business
- Well disciplined capital strategy

Overview of Colonial

Colonial BancGroup

- $23.1 Billion in Assets with 308 Branches at March 31, 2007
- Top 30* U.S. Commercial Bank
- Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors
- Top 5* Market Share in 83% of Deposit Franchise
- Core Expertise in Commercial Real Estate Lending
- *Forbes* Platinum 400 List of Best Large Companies in America
- In January 2007, announced acquisition of Commercial Bankshares, Inc., a $1 billion bank holding company located in South Florida

*Source: SNL Financial

Colonial Operates in the Right Places

Colonial BancGroup

- 72%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas
- Branches, Assets and Deposits by State at 3/31/07 are as follows:

308 Branches


AL
91
FL
170
GA
18
NV
15
TX
14

$23.1 Billion in Assets


AL
19%
GA
6%
TX
6%
NV
4%
Corp
9%
FL
56%

$16.4 Billion in Deposits


AL
25%
GA
5%
TX
4%
NV
5%
Corp
3%
FL
58%

[1]At 3/31/07
*Projected Population change from 2006-2011
Source: US Census Bureau

Superior Projected Population Growth

Colonial BancGroup

2006 - 2011 Population Growth

Colonial BancGroup, Inc.	**11.92**	**%**
SunTrust Banks, Inc.	10.50	
South Financial Group, Inc.	9.90	
Compass Bancshares, Inc.	9.88	
Synovus Financial Corp.	8.99	
Wachovia Corporation	8.61	
BB&T Corporation	7.94	
Whitney Holding Corporation	7.38	
Bank of America Corporation	6.79	
Regions Financial Corporation	6.69	
Trustmark Corporation	5.21	
BancorpSouth, Inc.	4.80	
First Horizon National Corporation	4.42	
Fifth Third Bancorp	4.30	
Median	**7.66**	**%**
Low	**4.30**	
High	**11.92**	

Source: SNL Financial.
Deposit data as of 6/30/06.
Population growth deposit weighted by county.

You'll like it here.™

Disciplined, Proven and Conservative Credit Process

Colonial BancGroup

- **Strong Credit culture with proven Policies and Underwriting**
  - Real estate lending expertise and market knowledge
  - Lend to individuals and companies we know
  - Avoid “speculative” projects
  - Substantially all loans have personal guarantees
  - Rigorous appraisal review process
  - Do not offer subprime mortgage products
- **Active involvement by CEO and CCO in all loan committees**
  - Low individual lending authorities with multi-tiered committees
  - Experienced regional managers and director involvement on committees
- **Superior Portfolio Risk Management process**
  - Experienced team
  - Limits by product and market
  - Aggressive workout strategies

Long term history of superior credit quality through many cycles

NPAs Consistently Below Industry

(as originally reported)



All FDIC Insured Commercial Banks
Colonial BancGroup
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.17%
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
0.22%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
3/31/07

You'll like it here.™

Net Charge-Offs/Average Loans

(as originally reported)

Colonial BancGroup



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
All FDIC Insured Commercial Banks
Southern Regionals*
Colonial BancGroup
Low Loss Ratio
0.49%
0.47%
0.33%
0.09%
0.13%
0.18%
0.23%
0.26%
0.21%
0.21%
0.28%
0.29%
0.31%
0.19%
0.14%
0.12%
0.06%1
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
3/31/07

[1]Annualized

*Source: KBW

You'll like it here.™

Summary of Loan Loss Experience

2003 – 1Q07

	1Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	1.16%	1.13%	1.15%	1.16%	1.20%
Reserve	$172,602	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	525%	695%	536%	402%	184%
Net Charge-off Ratio to Average Loans	0.06% [1]	0.12%	0.14%	0.19%	0.31%
Net Charge-offs	$2,195	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	19.66 [1]	9.53	8.90	6.31	3.91
Nonperforming Assets	$32,855	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	0.22%	0.16%	0.21%	0.29%	0.65%

[1] Annualized

Loan Portfolio Distribution

Colonial BancGroup

As of March 31, 2007

Loan Mix by Type Total - $14.9 Billion



RE Construction 42%
CRE 29%
MWL 1%
Residential RE 17%
Consumer and Other 3%
Commercial 8%

Loan Mix by Market of Origination



South FL 14%
Panhandle FL 3%
Central FL 17%
GA 9%
TX 9%
West Coast FL 23%
NV 6%
Mtg. Warehouse Lending 1%
AL 18%

Construction / CRE Portfolio Detail

(As of March 31, 2007)

CRE ($4.3 billion)



Recreation 1%
Farm 2%
Multi-family 8%
Office 22%
Warehouse 14%
Other 8%
Healthcare 6%
Retail 25%
Lodging 7%
Church / School 5%
Industrial 2%

- 29% owner occupied
- Average loan size = $655 thousand
- Characteristics of 75 largest loans:
  - Total $723 million and represent 16.6% of CRE portfolio
  - Average loan to value ratio is 67.7%
  - Average debt coverage ratio is 1.44x

Construction ($6.3 billion)



Multi-Family 3%
Warehouse 2%
Office 4%
Other 4%
Res. Dev. & Lots 28%
Retail 5%
Commercial Development 7%
Condo 7%
Residential Home Construction 16%
Land Only 24%

- Average loan size = $869 thousand
- Characteristics of 75 largest loans:
  - Total $1.3 billion and represent 21.2% of construction portfolio
  - Average loan to value ratio is 66.0%

Overview of CBG Florida REIT Corp.

Colonial BancGroup

Information on this page is intentionally removed.

Commercial Real Estate Strengths

- Our portfolio is diversified by property type, location and borrower.
- We loan to borrowers who have a substantial level of expertise within their markets, and they personally support the deal through their guarantees and financial strength.
- Commercial real estate within our markets remains very strong and is projected to remain strong with solid occupancy and rental rates.

Florida Franchise and Current Population



PANHANDLE
Assets = $431 Million
Deposits = $49 Million
3 Branches
CENTRAL FLORIDA
Assets = $3.4 Billion
Deposits = $3.0 Billion
59 Branches
MORTGAGE WHSE.
Assets = $2.2 Billion
Deposits = $603 Million
FLORIDA WEST COAST
Assets = $3.6 Billion
Deposits = $2.8 Billion
58 Branches
SOUTH FLORIDA
Assets = $3.3 Billion
Deposits = $2.9 Billion
49 Branches
Current Population
2,500,000
500,000
100,000
Gulf of Mexico
Atlantic Ocean
Mobile
Tallahassee
Jacksonville
Panama City
Port St. Joe
Apalachicola
St. Augustine
Ormond Beach
Merritt Island
Melbourne
Clearwater
St. Petersburg
Sarasota
Venice
Port Charlotte
Pembroke Pine
Miami
Freeport City
Green Turtle Cay

Current Branches Planned Branches Commercial Bank Branches

Strong and Increasing Earnings

($ in millions)



3 Year CAGR = 22%
2003 - 2006
118%
$122
$151
$146
$173
$229
$266
+24%
(3)%
+18%
+32%
+16%
$65
$63 1
2001
2002
2003
2004
2005
2006
1Q06
1Q07

[1]Excludes restructuring charges on securities and debt.

Steady Balance Sheet Growth

(Total assets $ in millions)



3 Year CAGR = 12%
2003 - 2006
73%
$13,185
$15,815
$16,268
$18,897
$21,426
$22,784
$21,969
$23,072
+20%
+3%
+16%
+13%
+6%
+5%
2001
2002
2003
2004
2005
2006
1Q06
1Q07

You'll like it here.™

Historically Strong Deposit Growth

(Average deposits $ in millions)



3 Year CAGR = 19%
2003 - 2006
87%
$8,433
$8,734
$9,419
$10,862
$13,988
$15,788
$15,595
$15,967
4%
8%
15%
29%
13%
13%[1]
2%
5%[1]
2001
2002
2003
2004
2005
2006
1Q06
1Q07

[1]Excludes brokered deposits, branch sales and acquisitions.

1Q07 Highlights

Colonial BancGroup

- Quarterly Earnings Per Share of $0.41, excluding $0.17 restructuring charge
- Given the current yield curve environment we are implementing a deleveraging strategy to improve net interest income and earnings
- Core Noninterest Income increased 12% [1] over 1Q06
- Excellent Credit Quality – provision of $2.3 million exceeded net charge-offs of $2.2 million
- Period End Deposits grew 7%, annualized over December 31, 2006 – Noninterest Bearing Deposits grew 13%, annualized
- Strong Expense Controls – core noninterest expenses were even with 4Q06
- Return on average assets of 1.12% [2] and return on average equity of 12.4% [2]

[1] Excludes securities and derivatives gains (net), gain on sale of Goldleaf and restructuring charges.
[2] Excludes restructuring charges on securities and debt.

Discipline Around Capital

(As of March 31, 2007)

Colonial BancGroup

	Colonial BancGroup	"Adequately Capitalized" Requirements	"Well Capitalized" Requirements
Tangible Equity / Tangible Assets	6.36 %	--	--
Leverage Ratio	7.41	3.00 %	5.00 %
Tier 1 Risk Based Capital Ratio	8.91	4.00	6.00
Total Risk Based Capital Ratio	11.56	8.00	10.00

You'll like it here.™

Investment Highlights

Colonial BancGroup

- Long history of superior asset quality across portfolios and credit cycles
- No subprime residential mortgage products
- Attractive banking franchise in high-growth markets
- Stable, experienced management team
- Consistent core profitability
- Strong and growing retail banking business
- Well disciplined capital strategy